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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Shanda Interactive Entertainment Limited

(Name of Issuer)

Ordinary Shares, $0.01 par value per share

(Title of Class of Securities)

81941Q 20 3 1

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

1 This CUSIP number applies to the Issuer's American Depositary Shares, each representing two Ordinary Shares.

13G
CUSIP No. 81941Q 20 3			Page 2 of 9 Pages

1.	Name of Reporting Person: Skyline Media Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 84,514,290 Ordinary Shares

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 84,514,290 Ordinary Shares

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 84,514,290 Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 60.4%[3]

12.	Type of Reporting Person: CO

[3]	Based on 139,960,328 Ordinary Shares outstanding as of December 31, 2004, as reported by the Issuer on its registration statement on Form F-1 filed with the Securities and Exchange Commission on January 13, 2005.

13G
CUSIP No. 81941Q 20 3			Page 3 of 9 Pages

1.	Name of Reporting Person: Skyline Capital International Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 84,514,290 Ordinary Shares[4]

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 84,514,290 Ordinary Shares[4]

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 84,514,290 Ordinary Shares[4]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 60.4%[6]

12.	Type of Reporting Person: CO

[4]	Solely as the sole shareholder of Skyline Media Limited.

[6]	Based on 139,960,328 Ordinary Shares outstanding as of December 31, 2004, as reported by the Issuer on its registration statement on Form F-1 filed with the Securities and Exchange Commission on January 13, 2005.

CUSIP No. 81941Q 20 3	SCHEDULE 13G	Page 4 of 9 pages

Item 1(a)	Name of Issuer:

Shanda Interactive Entertainment Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices:

No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203 China.

Item 2(a)	Name of Person Filing:

(i) Skyline Media Limited (“SML”); and

(ii) Skyline Capital International Limited (“SCIL”);

(SML and SCIL are referred to herein as the “Reporting Persons”, each, a “Reporting Person”).

The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Act”) because each of them is reporting as to the beneficial ownership of the same securities and because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing or anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

Item 2(b),(c)	Address of Principal Business Office or, If None, Residence; Citizenship

The principal business address of the Reporting Persons is at Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands. Each of the Reporting Persons is a British Virgin Islands limited corporation.

CUSIP No. 81941Q 20 3	SCHEDULE 13G	Page 5 of 9 pages

201200, China. Danian Chen is a citizen of the Peoples Republic of China.

Item 2(d)	Title of Class of Securities:

Ordinary Shares, $0.01 par value per share

Item 2(e)	CUSIP Number:

81941Q 20 3[1]

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

(a) Amount Beneficially Owned:

SML	84,514,290 Ordinary Shares
SCIL	84,514,290 Ordinary Shares

(b)	Percent of Class:

SML	60.4%
SCIL	60.4%

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

CUSIP No. 81941Q 20 3	SCHEDULE 13G	Page 6 of 9 pages

(c)	Number of shares as to which such person has:

(i) sole power to vote or direct the vote:

SML	84,514,290 Ordinary Shares
SCIL	84,514,290 Ordinary Shares

(ii) shared power to vote or direct the vote:

SML	0
SCIL	0

(iii) sole power to dispose or to direct the disposition of:

SML	84,514,290 Ordinary Shares
SCIL	84,514,290 Ordinary Shares

CUSIP No. 81941Q 20 3	SCHEDULE 13G	Page 7 of 9 pages

(iv) shared power to dispose or to direct the disposition of:

SML	0
SCIL	0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable

CUSIP No. 81941Q 20 3	SCHEDULE 13G	Page 8 of 9 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.

Dated: February 14, 2005

Skyline Media Limited
By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Attorney-in-Fact

Skyline Capital International Limited
By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Attorney-in-Fact

EXHIBIT A	Page 9 of 9 pages

Joint Filing Agreement

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, par value $0.01, of Shanda Interactive Entertainment Limited and that this Agreement be included as an exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which, taken together, shall constitute one and the same instrument.

Skyline Media Limited
By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Attorney-in-Fact

Skyline Capital International Limited
By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Attorney-in-Fact